May 6, 2019

Wee Guan Tan
Chief Executive Officer
CMS Asset Holdings Inc.
Wickhams Cay II, Road Town
Tortola, VG1110
British Virgin Islands

       Re: CMS Asset Holdings Inc.
           Registration Statement on Form 20FR12G
           Filed on February 1, 2019
           File No. 000-56023

Dear Mr. Tan:

       We issued comments on the above captioned filing on February 25, 2019. On April 15,
2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special
Counsel, at 202-551-3350, with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Telecommunications